                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF MARCH 2001

                              QUEBECOR WORLD INC.
                   (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                              (Name of Registrant)

                 612 St. Jacques Street, Montreal, Canada, H3C 4M8
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

           Form 20-F ____________              Form 40-F __X_________

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g 3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                 Yes ____________              No __X_________

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g 3-2(b): 82-____________.]

            Notice of Annual and Special Meeting of Shareholders and
                           Management Proxy Circular
                                       of
                              QUEBECOR WORLD INC.
                             Filed in this Form 6-K

Documents index:

1. Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular;

2.  Proxy form for Shareholders;

                                                                        2 of 32

                             [QUEBECOR WORLD LOGO]

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

    NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of the holders of Multiple Voting Shares and Subordinate Voting Shares of Quebecor World Inc. (the "Corporation") will be held at the Hotel Windsor, 1170 Peel Street, Montreal, Quebec, Canada on Wednesday, April 4, 2001 at 10:00 a.m. (the "Meeting"), for the purposes of:

1. receiving the consolidated financial statements of the Corporation for the year ended December 31, 2000 and the Auditors' Report thereon;

2.  electing Directors;

3. considering and, if deemed appropriate, adopting a resolution to adopt the Quebecor World USA Employee Stock Purchase Plan;

4. appointing Auditors and authorizing the Board of Directors to determine their remuneration; and

5. transacting such other business as may properly be brought before the Meeting.

Enclosed is a copy of the 2000 Annual Report of the Corporation including the consolidated financial statements and the Auditors' Report thereon, together with the Management Proxy Circular of the Corporation and a form of proxy.

                                    BY ORDER OF THE BOARD OF DIRECTORS,

                                    /s/ Marie D. Hlavaty

                                    Marie D. Hlavaty
                                    Vice President, General Counsel and
                                    Secretary

Montreal, Canada
March 1, 2001

                      ------------------------------------

                                   IMPORTANT

Shareholders registered at the close of business on February 16, 2001 are entitled to receive notice of the Meeting. SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE URGED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED FOR THAT PURPOSE. To be valid, proxies must be received at the secretary's office of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Montreal Trust Company, Stock Transfer Services, P.O. Box 1900, Succ. B, Montreal, Quebec, Canada, H3B 3L6 no later than April 2, 2001 at 5:00 p.m.

                      ------------------------------------

                                                                         3 of 33

                           MANAGEMENT PROXY CIRCULAR

[QUEBEC WORLD INC. LOGO]

612 St. Jacques Street
Montreal, Quebec
Canada
H3C 4M8

SOLICITATION OF PROXIES

    THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF QUEBECOR WORLD INC. (THE "CORPORATION") OF PROXIES FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON WEDNESDAY, APRIL 4, 2001 (THE "MEETING") AT THE TIME AND PLACE AND FOR THE PURPOSES MENTIONED IN THE NOTICE OF MEETING AND AT ANY AND ALL ADJOURNMENTS THEREOF.

    Except as otherwise indicated, the information contained herein is given as at January 31, 2001. All dollar amounts appearing in this Circular are in Canadian dollars, except if another currency is specifically mentioned. On January 31, 2001, the Bank of Canada quoted the exchange rate between the Canadian dollar and the U.S. dollar at CDN$1.5000 per US$1.00 and the exchange rate between the Canadian dollar and the French Franc at CDN$0.2129 per FF1.00.

    The proxies' solicitation is made primarily by mail. However, officers and employees of the Corporation may solicit proxies directly, but without additional compensation. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of shares of the Corporation. The cost of soliciting proxies shall be borne by the Corporation. This cost is expected to be nominal.

APPOINTMENT OF PROXYHOLDERS

    The persons named as proxyholders in the accompanying form of proxy are directors and officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO IS NOT REQUIRED TO BE A SHAREHOLDER) OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED AS PROXYHOLDERS IN THE ACCOMPANYING FORM OF PROXY, BY STRIKING OUT SAID PRINTED NAMES AND INSERTING THE NAME OF HIS CHOSEN PROXYHOLDER IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY.

    To be valid, proxies must be received at the secretary's office of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Montreal Trust Company, Stock Transfer Services, P.O. Box 1900, Succ. B, Montreal, Quebec, Canada, H3B 3L6, no later than April 2, 2001.

REVOCATION OF PROXIES

    A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, and deposited at the secretary's office of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, at any time up to and including the last business day preceding the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING OF SHARES AT THE MEETING

    The persons named in the enclosed proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. UNLESS OTHERWISE INDICATED, THE VOTING RIGHTS ATTACHING TO THE SHARES REPRESENTED BY A FORM OF PROXY WILL BE VOTED "FOR" IN RESPECT OF ALL PURPOSES DESCRIBED HEREIN.

                                                                         4 of 33

    The enclosed proxy confers discretionary authority upon the persons named therein with respect to all amendments to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. Management knows of no such amendments, variations or other matters to come before the Meeting.

    Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, as a single class, present at the Meeting in person or by proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

    The shares of the Corporation giving the right to vote at the Meeting are the Multiple Voting Shares and the Subordinate Voting Shares. Each Multiple Voting Share carries the right to ten votes and each Subordinate Voting Share carries the right to one vote. As of January 31, 2001, there were 57,385,496 Multiple Voting Shares and 87,892,079 Subordinate Voting Shares outstanding.

    The holders of Multiple Voting Shares and the holders of Subordinate Voting Shares whose names appear on the list of shareholders prepared at the close of business on February 16, 2001 (the "Record Date") will be entitled to vote at the Meeting and any adjournment thereof if present or represented by proxy thereat. A transferee of Multiple Voting Shares or Subordinate Voting Shares, as the case may be, acquired after the Record Date, is entitled to vote those shares at the Meeting and at any adjournment thereof if he produces properly endorsed share certificates for such shares or if he otherwise establishes that he owns the shares and if he requires, not later than ten days before the Meeting, that his name be included on the list of shareholders entitled to vote at the Meeting.

    To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of the Corporation is Quebecor Inc. ("Quebecor"), directly and through a wholly-owned subsidiary. As of January 31, 2001 Quebecor held a total of 56,211,277 Multiple Voting Shares, representing 97.95% of the Multiple Voting Shares outstanding and 84.94% of all the voting rights attached to all the shares of the Corporation.

MANAGEMENT'S REPORT AND FINANCIAL STATEMENTS

    The Management's Report, the consolidated financial statements and the auditors' report thereon, for the year ended December 31, 2000, included in the Corporation's 2000 Annual Report, will be submitted to the shareholders at the Meeting, but no vote with respect thereto is required nor will be taken.

ELECTION OF DIRECTORS

    The articles of the Corporation provide that the Board of Directors shall consist of a minimum of three and a maximum of 15 directors. It is proposed by the Management of the Corporation that 12 directors be elected for the current year. The term of office of each director so elected will expire upon the election of his successor unless he shall resign from his office or his office shall become vacant by death, removal or other cause. Mr. Marcello
A. De Giorgis, director since 1992, will not seek reelection. The Management of the Corporation does not contemplate that any of the nominees for election at the Meeting will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified that his shares are to be withheld from voting on the election of directors.

    All nominees, with the exception of Mr. James Doughan whose nomination as Director is hereby submitted, are currently Directors of the Corporation.

    Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote for the election of the 12 nominees whose names are hereinafter set forth.

    The following table sets forth certain information in respect of the nominees for election to the Board of Directors. Except where indicated and except as disclosed in previous management proxy circulars of the

                                                                         5 of 33

Corporation, all nominees have been engaged in the principal occupation next to their names for more than five years.

---------------------------------------------------------------------------------------------------------------
                                                                            SUBORDINATE VOTING
                                                                              SHARES OWNED OR      UNITS HELD
                                                                 DIRECTOR   CONTROLLED DIRECTLY   UNDER THE DSU
NAME                          PRINCIPAL OCCUPATION                SINCE      OR INDIRECTLY(1)        PLAN(2)
---------------------------------------------------------------------------------------------------------------

REGINALD K. BRACK...........  Former Chairman and Chief            1999            2,000                734
                              Executive Officer, Time Inc.
                              (Magazines and books publisher)

CHARLES G. CAVELL...........  President and Chief Executive        1989           31,350(3)          --    (4)
                              Officer of the Corporation

ROBERT COALLIER*............  Executive Vice President and         1991          --                     925
                              Chief Financial Officer,
                              Molson Inc. (Brewing company)

JAMES DOUGHAN**.............  Consultant                           --            --                  --

RAYMOND LEMAY...............  Corporate Director                   1989            1,000(5)             263

EILEEN A. MERCIER...........  President, Finvoy                    1999            1,300                263
                              Management Inc. (Management
                              consulting firm)

THE RIGHT HONOURABLE BRIAN    Senior Partner, Ogilvy Renault       1997            1,000                611
MULRONEY, P.C., C.C.,         (Barristers and Solicitors) and
  LL.D......................  Chairman of the Board, Sun Media
                              Corporation (Newspapers
                              publishing company)

JEAN NEVEU..................  Chairman of the Board of the         1989            1,800(6)          --
                              Corporation and of Quebecor
                              (Communications holding company)

ROBERT NORMAND..............  Corporate Director                   1999            1,000                820

ERIK PELADEAU...............  Vice Chairman of the Board of        1989          --     (7)(8)          668
                              Quebecor (Communications holding
                              company);

PIERRE KARL PELADEAU........  Vice Chairman of the Board of        1989          --     (8)             709
                              the Corporation, President and
                              Chief Executive Officer of
                              Quebecor (Communications holding
                              company), President and Chief
                              Executive Officer of Quebecor
                              Media Inc. (Communications
                              company), and Chairman of the
                              Board of Nurun Inc. (Information
                              technology management
                              consultants)

ALAIN RHEAUME...............  Executive Vice President and         1997          --                   1,196
                              Chief Financial Officer and
                              Treasurer, Microcell
                              Telecommunications Inc.
                              (Personal communications
                              services company)
---------------------------------------------------------------------------------------------------------------

(1) This information has been provided to the Corporation by the respective nominees. This information excludes shares of subsidiaries of the Corporation that may be owned by a nominee director in order to qualify as a director of such subsidiaries under applicable law.

(2) On April 1, 2000, the Corporation implemented a Directors Deferred Stock Unit Plan for the benefits of its Directors. See "Compensation of Directors and Executive Officers -- Compensation of Directors" on page 5 of this Circular.

(3) Mr. Cavell also owns 6,000 Class B Subordinate Voting Shares of Quebecor.

(4) No compensation paid for services rendered as directors.

(5) Mr. Lemay also owns 1,250 Class A Multiple Voting Shares of Quebecor.

(6) Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor.

(7) Mr. Erik Peladeau owns 5,340 Class B Subordinate Voting Shares of Quebecor.

(8) Les Placements Peladeau inc., a corporation held, directly and indirectly, by the Estate of Pierre Peladeau and members of the immediate family of the Late Pierre Peladeau (including his sons Mr. Erik Peladeau and Mr. Pierre Karl Peladeau), controls Quebecor, the Corporation's parent company. The Estate of the Late Pierre Peladeau exercises control over Gestion
    Peladeau Inc. which holds 1,700 Subordinate Voting Shares of the
    Corporation.

* Mr. Coallier has held his current position since May 30, 2000. Prior to this, he had occupied the position of Vice-President and Chief Financial Officer of C-MAC Industries Inc.

** Mr. Doughan has held his current position since August 1999. He was President and Chief Executive Officer of Abitibi Consolidated from 1997 to 1999, and President and Chief Executive Officer of Stone Consolidated Corporation from 1993 to 1996.

                                                                         6 of 33

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS

    Until April 1, 2000, all non-employee directors of the Corporation received a base compensation of $12,500 per year, plus directors' fees of $1,200 for each meeting in which they participated. In addition, the Chairman of a committee of the Board of Directors received a fee of $2,000 for each meeting of such committee.

    On April 1, 2000, the Corporation modified the compensation of its directors. Since that date, all outside directors of the Corporation receive a base compensation of $25,000 per year (plus an additional $5,000 per year for a Chairman of a committee of the Board of Directors), plus directors' fees of $1,500 for each meeting in which they participate.

    In addition to the compensation described above, the Corporation has, on April 1, 2000, implemented a Directors Deferred Stock Unit Plan (the "DSU Plan") for the benefit of its directors. Under this plan, each director shall receive a portion of his compensation package in the form of units, such portion to be equal to at least 50% of his annual base compensation referred to above. Subject to certain conditions, each director may elect to receive, in the form of units, up to 100% of the fees payable to him in respect of his services as director, including the balance of his base compensation, directors' fees or any other fees payable to him.

    Under the DSU Plan, directors are credited, on the last day of each fiscal quarter of the Corporation, a number of units determined on the basis of the amounts payable to each such director in respect of such fiscal quarter, divided by the value of a unit. The value of a unit corresponds to the weighted average trading prices of the Subordinate Voting Shares on The Toronto Stock Exchange for five trading days immediately preceding such date. Units take the form of a bookkeeping entry credited to the account of a Director which cannot be converted to cash for as long as the Director remains a member of the Board of Directors.

    Subject to certain limitations, all of a director's units will be redeemed by the Corporation and the value thereof paid after the director ceases to be a director of the Corporation. For the purpose of redeeming units, the value of a unit shall correspond to the market value of a Subordinate Voting Share on the date of redemption, being the closing price of the Subordinate Voting Shares on The Toronto Stock Exchange on the last trading day preceding such date.

    Units will give right to dividends that will be paid with additional units at the same rate as the dividend paid on the Subordinate Voting Shares.

    In 2000, no Director has ceased to act as director and has therefore caused the redemption of units by the Corporation.

    In 2000, twelve directors earned an aggregate of $419,927 (including the value of units attributed) for services rendered in such capacity. Of this amount, $179,888 was paid in cash and $240,039. was paid in the form of units under the DSU Plan.

COMPENSATION OF EXECUTIVE OFFICERS

    The following table shows certain selected compensation information for Mr. Charles G. Cavell, the President and Chief Executive Officer of the Corporation, and the four most highly compensated executive officers of the Corporation during the financial year ended December 31, 2000 (collectively, the "Named Executive Officers") for services rendered in all capacities during the financial years ended December 31, 2000, 1999 and 1998.

                                                                         7 of 33

                           SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------------
                                             ANNUAL COMPENSATION                       LONG-TERM COMPENSATION
                               -----------------------------------------------   -----------------------------------
                                                                                          AWARDS            PAYOUTS
                                                                                 ------------------------   --------
                                                                                 SECURITIES
                                                                                   UNDER      RESTRICTED
                                                                     OTHER        OPTIONS/     SHARES OR
                                                                    ANNUAL          SARS      RESTRICTED      LTIP       ALL OTHER
     NAME AND                      SALARY          BONUS(1)      COMPENSATION    GRANTED(3)   SHARE UNITS   PAYOUTS    COMPENSATION
PRINCIPAL POSITION    YEAR          ($)              ($)              ($)           (#)           ($)         ($)           ($)
------------------------------------------------------------------------------------------------------------------------------------

Charles G.            2000     $ 1,112,317      $ 1,320,000         --   (2)       77,399        --           --           --
Cavell(*)             1999     $ 1,094,458(4)   $   720,000       $71,943         408,708        --           --           --
President and         1998     $   804,306      $   500,000       $59,473         473,121        --           --           --
Chief Executive
Officer of the
Corporation
------------------------------------------------------------------------------------------------------------------------------------

Marc L.               2000     US$ 600,000      US$ 705,000         --            150,000        --           --           --
  Reisch *(5)         1999     US$ 600,000(6)   US$ 321,500         --   (2)      550,000        --           --           --
President and         1998         --               --              --              --           --           --           --
Chief Executive
Officer, Quebecor
World North
America
------------------------------------------------------------------------------------------------------------------------------------

Christian M.          2000     $   354,306      $   289,800         --   (2)        6,829        --           --           --
  Paupe *(7)          1999     $   331,075      $   139,750         --   (2)      130,000        --           --           --
Executive Vice        1998         --               --              --              --           --           --           --
President, Chief
Administrative
Officer and Chief
Financial Officer
of the Corporation
------------------------------------------------------------------------------------------------------------------------------------

Christopher H.        2000     $   494,691      $   541,500(9)      --   (2)       17,224        --           --           --
  Rudge *(8)          1999     $   363,248      $   218,437         --   (2)      111,356        --           --           --
Chairman and Chief    1998     $   293,779      $   169,268         --   (2)        6,278        --           --           --
Executive Officer,
Que-Net Media and
Executive Vice
President,
Marketing and
International
Sales Development
of the Corporation
------------------------------------------------------------------------------------------------------------------------------------

John A.               2000     $   399,890(11)  $   168,516         --   (2)       26,210        --           --           --
  Bertuccini(10)      1999     $   233,691      $   148,800         --   (2)          846        --           --           --
Managing Director,    1998     $   202,191      $   110,880         --   (2)          842        --           --           --
Quebecor
World Europe
------------------------------------------------------------------------------------------------------------------------------------

* These Named Executive Officers are also members of the Office of the Chief Executive Officer of the Corporation.

(1) Bonuses amounts are paid in cash in the year following the financial year for which they are awarded.

(2) Perquisites do not exceed the lesser of $50,000 or 10% of the total of the salary and bonuses.

(3) Underlying Securities: Subordinate Voting Shares.

(4) Including $200,000 paid to Mr. Cavell by Sun Media Corporation, an indirect subsidiary of Quebecor, for services rendered as Chairman of the Board of Sun Media Corporation from February 28, 1999 to December 31, 1999.

(5) Mr. Reisch joined the Corporation in August 1999 following the merger of the Corporation with World Color Press, Inc. On October 20, 1999, in accordance with the terms and conditions of the merger agreement entered into by the Corporation in relation with the merger with World Color Press, Inc., Mr. Reisch received a cash payment of US$3,836,680, as well as 110,060 Subordinate Voting Shares of the Corporation in exchange for 453,539 options to purchase common stock of World Color Press, Inc.

(6) Represented Mr. Reisch's annual base salary in 1999. Since Mr. Reisch joined the Corporation in August 1999, the amount of Mr. Reisch's base salary disbursed by the Corporation in 1999 was $US219,231.

(7) Mr. Paupe joined the Corporation in January 1999.

(8) Mr. Rudge has been appointed Chairman and Chief Executive Officer Que-Net Media and Executive Vice-President, Marketing and International Sales Development of the Corporation on November 23, 2000. Until that date,
    Mr. Rudge acted as President, Quebecor World International and President, Quebecor World Canada.

(9) Bonus amount for the year 2000 also relates to former role of President, Quebecor World Canada.

(10) Mr. Bertuccini was appointed Managing Director, Quebecor World Europe, on April 1, 2000. Prior to that date, Mr. Bertuccini was President, East Group of Canada, of the Corporation.

(11) Part of Mr. Bertuccini's salary for the year 2000 has been paid in French Francs.

                                                                         8 of 33

    OPTIONS GRANTED IN 2000

    The Corporation has established a stock option plan for its executives (the "Executive Stock Option Plan") which is administered by the Compensation Committee of the Corporation. Participants in the Plan are granted options which may be exercised to purchase Subordinate Voting Shares of the Corporation. In addition, in 1991, a distinct stock option plan was established for Mr. Charles
G. Cavell, President and Chief Executive Officer (who is also eligible to participate in the Executive Stock Option Plan), pursuant to which Mr. Cavell was granted options to subscribe to a total of 135,000 Subordinate Voting Shares (the "CEO Stock Option Plan"). As of January 31, 2001, a total of 120,000 Subordinate Voting Shares had been subscribed to by Mr. Cavell under the CEO Stock Option Plan.

    The following table sets forth grants of stock options to subscribe to Subordinate Voting Shares under the Executive Stock Option Plan and the CEO Stock Option Plan during the financial year ended December 31, 2000 to the Named Executive Officers.

--------------------------------------------------------------------------------------------------------------
                            SECURITIES     % OF TOTAL                     MARKET VALUE OF
                              UNDER       OPTIONS/SARS                      SECURITIES
                             OPTIONS/      GRANTED TO                       UNDERLYING
                               SARS       EMPLOYEES IN    EXERCISE OR     OPTIONS/SARS ON
                             GRANTED     FINANCIAL YEAR    BASE PRICE    THE DATE OF GRANT
           NAME                (#)            (%)         ($/SECURITY)     ($/SECURITY)       EXPIRATION DATE
--------------------------------------------------------------------------------------------------------------

Charles G. Cavell            77,399           18.76%       $   30.75           $  29.60(1)   February 22, 2010
--------------------------------------------------------------------------------------------------------------

Marc L. Reisch              150,000(2)        36.36%       US$22.525           US$23.00(3)        May 18, 2010
--------------------------------------------------------------------------------------------------------------

Christian M. Paupe            6,829            1.66%       $   30.75           $  29.60(1)   February 22, 2010
--------------------------------------------------------------------------------------------------------------

Christopher H. Rudge         17,224            4.18%       $   30.75           $  29.60(1)   February 22, 2010
--------------------------------------------------------------------------------------------------------------

John A. Bertuccini           26,210            6.35%       $   30.75           $  29.60(1)   February 22, 2010
--------------------------------------------------------------------------------------------------------------

(1) Based on the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange on the date of grant.

(2) Special option granted to Mr. Reisch on May 18, 2000. Conditions of grant and vesting described under "Employment Agreements -- Marc L. Reisch" on p. 10 of this Circular.

(3) Based on the closing sale price of the Subordinate Voting Shares on the New York Stock Exchange on the date of grant.

    OPTIONS EXERCISED IN 2000

    The following table indicates for each of the Named Executive Officers the number of options to purchase Subordinate Voting Shares, if any, exercised during the financial year ended December 31, 2000, the gains

                                                                         9 of 33
realized upon exercise, the total number of unexercised options held at December 31, 2000, and the value of such unexercised options at that date.

---------------------------------------------------------------------------------------------------------------------
                                                                                            VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS/           "IN-THE-MONEY" OPTIONS/
                          SECURITIES     AGGREGATE            SARS AT FY-END                 SARS AT FY-END(2)
                          ACQUIRED ON      VALUE      ------------------------------   ------------------------------
                           EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE(3)   EXERCISABLE   UNEXERCISABLE(3)
          NAME                (#)           ($)           (#)             (#)              ($)             ($)
---------------------------------------------------------------------------------------------------------------------

Charles G. Cavell           30,000      $1,106,490       236,801       1,020,954       $4,337,996      $  8,386,308
---------------------------------------------------------------------------------------------------------------------

Marc L. Reisch               --             --            --             700,000           --          US$1,568,125
---------------------------------------------------------------------------------------------------------------------

Christian M. Paupe           --             --            --             136,829           --          $    571,079
---------------------------------------------------------------------------------------------------------------------

Christopher H. Rudge         --             --             5,321         134,065       $   91,527      $    719,247
---------------------------------------------------------------------------------------------------------------------

John A. Bertuccini           --             --               619          27,945       $    7,985      $    194,843
---------------------------------------------------------------------------------------------------------------------

(1) The Aggregate Value Realized upon exercise is the difference between the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange (or on the New York Exchange for U.S. participants) on the exercise date and the exercise price of the Named Executive Officers' option.

(2) The Value of Unexercised In-The-Money Options at Financial Year-End is the difference between the option price and the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange on December 31, 2000 (or on the New York Stock Exchange for U.S. participants). This gain, unlike the gain set forth in the column "Aggregate Value Realized", has not been, and may never be, realized. The underlying options have not been, and may not be, exercised; and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. The closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange, on December 31, 2000, was $37.60 per share, and on the New York Stock Exchange, was US$25.1875 per share.

(3) The vesting of some of these options is tied with the achievement of key financial performance indicators, which are fully described herein under "Report on Executive Compensation -- Special Grants in 1999".

    PENSION BENEFITS

    CANADIAN BASIC PLAN. The Corporation maintains a basic pension plan for its non-unionized Canadian employees. The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, including bonuses, multiplied by the number of years of membership in the plan as an executive officer. The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction if the executive officer has completed a minimum of ten years of service.

    The maximum pension payable under the pension plan is as prescribed by the INCOME TAX ACT. An executive officer contributes to the plan an amount equal to 5% of his salary not exceeding $86,111, up to a maximum of $4,305 per year.

--------------------------------------------------------------------------------------------------------
                                                          YEARS OF MEMBERSHIP
                                ------------------------------------------------------------------------
REMUNERATION                         10             15             20             25             30
--------------------------------------------------------------------------------------------------------
$86,111 or more                   $17,222        $25,833        $34,444        $43,056        $51,667
--------------------------------------------------------------------------------------------------------

    The pension is payable for life. In case of death after retirement, the plan provides a five years full pension guarantee starting at the retirement date. After such period, the surviving spouse will continue to receive for life, 60% of the pension.

    As of December 31, 2000, the credited number of years of membership in the plan for all the Named Executive Officers were for Mr. Charles G. Cavell,
19 years and 6 months, for Mr. Christopher H. Rudge, 9 years and 6 months, for Mr. Christian M. Paupe, 2 years and for Mr. John A. Bertuccini, 5 years and
5 months.

                                                                        10 of 33

    ADDITIONAL BENEFITS FOR MR. CHARLES G. CAVELL.  The pension of Mr. Charles
G. Cavell is calculated on the basis of the average salary (including bonuses) of the three consecutive years in which such salary was the highest. The pension is payable without reduction from the age of 60, and indexed each year. The pension is payable for life. In case of death after retirement, the plan provides a five years full pension guarantee starting at the retirement date. After such period, the surviving spouse will continue to receive for life, 66 2/3% of the pension. The credited service of Mr. Cavell as of December 31, 2000 (two years per year of membership in the plan) was 24 years and 6 months.

--------------------------------------------------------------------------------------------------------
                                                          YEARS OF MEMBERSHIP
                                ------------------------------------------------------------------------
REMUNERATION                         10             15             20             25             30
--------------------------------------------------------------------------------------------------------
$1,100,000                        $211,389       $317,083       $422,778       $528,472       $634,167
--------------------------------------------------------------------------------------------------------

$1,300,000                        $251,389       $377,083       $502,778       $628,472       $754,167
--------------------------------------------------------------------------------------------------------

$1,500,000                        $291,389       $437,083       $582,778       $728,472       $874,167
--------------------------------------------------------------------------------------------------------

$1,700,000                        $331,389       $497,083       $662,778       $828,472       $994,167
--------------------------------------------------------------------------------------------------------

    Mr. Charles G. Cavell has also an additional retirement benefit, whereby he is guaranteed to receive, under certain conditions, upon retirement, payment of a maximum lump sum amount of $600,000, which amount is subject to downward adjustments if the closing sale price of the Corporation's Subordinate Voting Shares, at the time of his retirement (60 years of age), is less than $16.67 per share (as adjusted to reflect any share subdivision or consolidation).

    CANADIAN SUPPLEMENTARY RETIREMENT PLANS. In addition to the basic Canadian pension plan, the Corporation provides supplementary retirement plans for its Canadian executive officers. These plans are personalized and provide for the following additional benefits in accordance with the number of years of membership in the plan upon retirement:

------------------------------------------------------------------------------------------------------
                                                          YEARS OF MEMBERSHIP
                                 ---------------------------------------------------------------------
REMUNERATION                           15                20                25                30
------------------------------------------------------------------------------------------------------
$300,000                            $ 40,815          $ 54,420          $ 68,025          $ 81,629
------------------------------------------------------------------------------------------------------

$400,000                            $ 64,065          $ 85,420          $106,775          $128,129
------------------------------------------------------------------------------------------------------

$500,000                            $ 87,315          $116,420          $145,525          $174,629
------------------------------------------------------------------------------------------------------

    The pension is payable according to the same specifications as to the basic Canadian Plan. At December 31, 2000, the number of years of membership in the plan for the Named Executive Officers are for Christopher H. Rudge, 7 years and 7 months and for John A. Bertuccini, 5 months.

    U.S. PENSION PLAN BENEFITS. The retirement plan of the former World Color Press, Inc. ("World Color") in which executive officers, among others, participated during 2000 is named the World Color Press Cash Balance Plan (the "Cash Balance Plan"), and provides for the determination of a participant's accrued benefit on a cash balance formula. Although the Cash Balance Plan is a defined benefit pension plan, each participant is credited with a hypothetical individual account in order to better describe his or her benefit. A participant's cash balance account is credited each month with an amount equal to 4% (on an annualized basis) of the participant's annual base wages plus monthly interest at an annual rate equal to the interest rate on one-year
U.S. Treasury securities. A participant in the Cash Balance Plan becomes fully vested in his accrued benefit after the completion of five years of service.

                                                                        11 of 33

    The Cash Balance Plan and the retirement plan of Quebecor Printing, Inc. ("QPI") have been merged on December 31, 2000 to create the Quebecor World Pension Plan (the "Pension Plan"). The executive officers, among others, will participate in this plan. It provides for the determination of a participant's lump sum accrued benefit based on an accumulation of pension credits multiplied by final average pay. Accumulated pension credits are based on years of service (3% under 5 years of service, 4% from 5-10 years of service, 5% from 10-15 years of service, 6% from 15-20 years of service, 8% over 20 years of service). A participant in the Pension Plan becomes fully vested in his accrued benefit after the completion of five years of service.

    Benefits under the Cash Balance Plan and the new Pension Plan are limited to the extent required by provisions of the U.S. Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended. If payment of actual retirement benefits is limited by such provisions, an amount equal to any reduction in retirement benefits will be paid as a supplemental benefit under an unfunded restoration plan and a Supplemental Executive Retirement Plan (together, the "Supplemental Benefit Plans"). The following sets forth the estimated combined annual retirement benefits under the Cash Balance/Pension Plan and the Supplemental Benefit Plans (exclusive of Social Security payments) payable on a straight single life annuity basis to Mr. Reisch, assuming continued service until age 65 and current compensation levels remain unchanged.

-----------------------------------------------------------------------------------
                                         ESTIMATED ANNUAL BENEFITS PAYABLE UPON
NAME                                                   RETIREMENT
-----------------------------------------------------------------------------------
Marc L. Reisch                                         US$580,117
-----------------------------------------------------------------------------------

    EMPLOYMENT AGREEMENTS

    MARC L. REISCH. The terms of employment of Mr. Marc L. Reisch, the President and Chief Executive Officer, Quebecor World North America, contemplate that he will be paid an annual salary of US$675,000 to be reviewed annually; he will participate in the Corporation's short-term incentive plan; he will be entitled to receive stock option grants under the Corporation's Executive Stock Option Plan and he will be entitled to participate in the Corporation's new Cash Long-Term Incentive Plan; and that he will receive all benefits to which other senior executives of the Corporation are entitled to receive. Mr. Reisch is also entitled to receive severance benefits in case of termination of employment pursuant to his employment arrangement with the Corporation and the Retention and Severance Agreement entered into between Mr. Reisch and World Color in August 1999 (the "Retention and Severance Agreement")

    The terms of Mr. Reisch's employment also provide for the special one-time grant of two separate groups of stock options to purchase an aggregate of 550,000 Subordinate Voting Shares of the Corporation at a price of US$23.0625, the vesting of which options is tied with the achievement of certain key financial performance indicators which are fully described herein under "Report on Executive Compensation -- Special Grants in 1999".

    The Retention and Severance Agreement and conditions of the special one-time option grants, include non-competition/non-solicitation covenants restricting Mr. Reisch's ability to own, manage, operate, join, control or participate in the ownership, management, operation or control of any competing business, with certain exceptions or to solicit customers or employees. Such restrictions are to be effective during Mr. Reisch's employment and for a period of up to 18 months after termination of his employment.

    On May 18, 2000, the Corporation, in recognition of Mr. Reisch's contribution to the growth of the Corporation, granted him a special option to subscribe to 150,000 Subordinate Voting Shares at a price of US$22.525 per share. This special option shall be fully vested after a period of three years following the grant, on the condition that Mr. Reisch remains employed by the Corporation until May 18, 2003.

    CHRISTIAN M. PAUPE. On December 3, 1998, Mr. Christian M. Paupe, the Executive Vice President, Chief Administrative Officer and Chief Financial Officer of the Corporation, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of such agreement, as amended, Mr. Paupe is paid an annual salary of $400,000 to be reviewed annually; he is entitled to participate in the Corporation's short-term incentive plan, Executive Stock Option Plan and new Cash Long-Term Incentive Plan; he was granted an interest-free loan of $150,000 repayable over five years (the full amount of which was still outstanding as of

                                                                        12 of 33

January 31, 2001); and he is entitled to all other benefits attributable to his position. Mr. Paupe's employment also provided for a special grant, in 1999, of an option to subscribe to 30,000 Subordinate Voting Shares. Upon termination of Mr. Paupe's employment without cause, the Corporation has agreed to forego repayment of the balance of the $150,000 loan.

    CHRISTOPHER H. RUDGE. On May 21, 1998, Mr. Christopher H. Rudge, the Executive Vice-President, Marketing and International Sales Development of the Corporation and the Chairman and Chief Executive Officer of Que-Net Media, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, as amended, Mr. Rudge is paid an annual salary of $475,000; he is entitled to participate in the Corporation's short-term incentive plan, the Executive Stock Option Plan and the new Cash Long-Term Incentive Plan; and he is entitled to all other benefits attributable to his position. Upon termination of Mr. Rudge's employment without cause, he will be entitled to pay and benefits continuation for a period of not less than one year and not more than two years.

    JOHN A. BERTUCCINI. On April 3, 2000, Mr. John A. Bertuccini, Managing Director, Quebecor World Europe, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of such employment agreement, Mr. Bertuccini is paid an annual base salary of FF2,120,000 to be reviewed annually; he is entitled to participate in the Corporation's short term incentive plan, Executive Stock Option Plan and new Cash Long-Term Incentive Plan; and he is entitled to certain expatriate benefits and other benefits attributable to his position. In addition, Mr. Bertuccini was granted an option to subscribe to 25,000 Subordinate Voting Shares, which option shall be fully vested after a period of three years following the grant. Upon termination of Mr. Bertuccini's employment without cause, Mr. Bertuccini's option will be immediately vested and he will receive an amount equal to his annual salary and target bonus.

REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee recognizes the fundamental value added by a highly committed management team. The skills and impact of this group of individuals are essential to the successful management of the Corporation and vital to the formulation and implementation of its strategic plan. The executive compensation package reviewed by the Compensation Committee aims primarily at:

    - MAXIMIZING THE CREATION OF SHAREHOLDER VALUE;

    - PROMOTING THE ACHIEVEMENT OF ORGANIZATIONAL OBJECTIVES;

    - ENSURING THAT FINANCIAL TARGETS ARE ACHIEVED OR EXCEEDED; AND

    - ATTRACTING, RETAINING AND REWARDING KEY CONTRIBUTORS;

    The executive compensation package is composed of three major components: base salary and benefits, short-term incentive compensation and long-term incentive compensation.

SALARY AND BENEFITS

    Salary and benefits policies of the Corporation are determined using various annual compensation surveys that are representative of the commercial printing industry and large industrial companies and organizations with international operations, some of which are specifically prepared on behalf of the Corporation by consulting firms on the basis of a list of comparable corporations. The base compensation paid to employees of the Corporation is established on the basis of business trends in the countries where the Corporation operates, taking into account economic trends, the Corporation's profitability and the return on capital. On the basis of an overall budget authorized by the Board of Directors, each operational unit must justify the evolution of its salary and benefits policies based on its results.

SHORT-TERM INCENTIVE COMPENSATION

    The Corporation maintains a short-term incentive plan for the senior management of the Corporation and its subsidiaries which provides for the payment of cash bonuses to managers whose business units (products group or divisions) reach results in line with the budget approved by the Corporation, and additional bonuses if

                                                                        13 of 33
the operating results have exceeded the budgeted results. Since January 2000, the payment of bonuses is also tied with the achievement of personal objectives. The Corporation's short-term incentive plan focuses on the achievement of key financial performance indicators such as operating income, cash return on capital employed, cost of capital and earnings per share. The amount of these payments must be approved by the Compensation Committee.

    In the case of the Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibilities, when the financial and strategic objectives are achieved. When such objectives are exceeded, bonuses are higher; when objectives are not met, the incentive bonuses are lower, or nil depending on the circumstances.

    The Compensation Committee reviewed and approved the 2000 bonuses under the short-term incentive plan on the basis that management's performance met or exceeded the objectives presented to the Compensation Committee at the beginning of the financial year ended December 31, 2000.

LONG-TERM INCENTIVE COMPENSATION

    The long-term incentive component is made up of (i) the Executive Stock Option Plan which provides for the issuance of options to executive officers to purchase Subordinate Voting Shares of the Corporation and (ii) the Corporation's new Cash Long-Term Incentive Plan implemented in December 2000 and to be in effect as of January 1, 2001.

 (i) EXECUTIVE STOCK OPTION PLAN

    The Compensation Committee determines the executives and directors eligible for the granting of options pursuant to the Executive Stock Option Plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted is equal to the average of the closing sale prices of the Subordinate Voting Shares traded on The Toronto Stock Exchange for prices in Canadian dollars and on the New York Stock Exchange for prices in US dollars, on the last five trading days immediately preceding the day of grant. The options may be exercised during periods not exceeding ten years from the grant date.

    The number of options granted annually to executives and directors is determined exclusively on the basis of a multiple of the base salary of such persons. The specific number of options which may be granted is determined with reference to the market value of the Subordinate Voting Shares. The multiple ranges between 10% and 200% of the annual base salary, and the number of outstanding options held by the executives or directors is not taken into account when determining the number of options that should be granted under normal grants.

    Options granted prior to February 23, 2000 may generally be exercised as follows: (i) on or after the second anniversary of the grant date, as to 25% of the optioned shares or any part thereof; (ii) on or after each of the third and fourth anniversary of the grant date, as to an additional 25% of the optioned shares or any part thereof; and (iii) on or after the fifth anniversary of the grant date, as to the remaining 25% of the optioned shares or any part thereof, subject to the right of the Compensation Committee to determine at the time of grant that a particular option will be exercisable in whole or in part on dates different from the above, provided that the term of such option be less than ten years.

    Options granted since February 23, 2000 are generally vested equally over a four-year period (25% each year, starting on the first anniversary of the grant date). The Compensation Committee may, at its discretion, allow all options granted under the Executive Stock Option Plan to be exercised, including options that are not vested, and extend the exercise period of such options, provided that the term of such options shall not exceed ten years.

    Options granted pursuant to the Executive Stock Option Plan will lapse for a limited period of time after the holder ceases to be employed by the Corporation. In the event of death, any option held by the optionee lapses twelve months after the death of the optionee. In the event the optionee's employment terminates because of retirement, the optionee may exercise the options as they become vested, but no later than the tenth anniversary of the date of grant. Subject to exceptions under the Executive Stock Option Plan, if the optionee's

                                                                        14 of 33
employment terminates for any reason other than death or retirement, all options that are not vested at the date of termination shall expire; the optionee shall have 30 days to exercise vested options.

 (ii) SPECIAL GRANTS IN 1999

    With a view of maximizing the cost savings, synergies and cash flow available for repayment of debt associated with the merger of the Corporation with World Color, the Corporation granted, on October 29, 1999, to a group of 13 individuals (including certain Named Executive Officers), a special one-time grant of options to subscribe to an aggregate of 1,520,000 Subordinate Voting Shares in accordance with the Executive Stock Option Plan. The Compensation Committee viewed this special grant as an opportunity for key executives to accelerate the full integration of the operations of World Color and the Corporation in the United States and to maximize free cash flow from operations. As part of this special grant, Mr. Charles G. Cavell, Mr. Marc L. Reisch and
Mr. Christian M. Paupe were granted the following options:

    CHARLES G. CAVELL. Mr. Cavell, the President and Chief Executive Officer of the Corporation, was granted an option to subscribe to 350,000 Subordinate Voting Shares at a price of $33.80 per share subject to the following:

    (i) TRANCHE 1. If the Corporation had recognized annualized savings of US$100 million as of December 31, 2000, 150,000 Subordinate Voting Shares under option were to be earned by Mr. Cavell;

    (ii) TRANCHE 2. If the Corporation has recognized annualized savings of US$150 million as of June 30, 2001, an additional 50,000 Subordinate Voting Shares under option will be earned by Mr. Cavell; and

   (iii) TRANCHE 3. If consolidated cash flow from operations after investment in non-cash working capital and capital expenditures were of at least US$473 million as of December 31, 2000, 150,000 Subordinate Voting Shares under option were to be earned by Mr. Cavell.

    The objectives of the Corporation with respect to Tranche 1 and Tranche 3 have been attained by the Corporation as of December 31, 2000, and consequently, the options related to said Tranches have been earned by Mr. Cavell and will vest and become exercisable at 25% a year beginning on February 1st, 2001. With respect to Tranche 2, the objective of the Corporation has not yet been attained; the Corporation has determined that, as at December 31, 2000, annualized savings of US$108 million had been recognized.

    MARC L. REISCH. Mr. Reisch, the President and Chief Executive Officer, Quebecor World North America, was granted options to subscribe to an aggregate of 550,000 Subordinate Voting Shares in accordance with the following:

    COST SAVINGS AND SYNERGIES OPTION. Mr. Reisch was granted options to subscribe to 250,000 Subordinate Voting Shares at an exercise price of US$23.0625 per share subject to meeting the following target level of cost savings and synergies associated with the merger of the Corporation with World
Color:

    (i) TRANCHE 1. If the Corporation had recognized annualized savings of US$75 million as of December 31, 2000, 100,000 Subordinate Voting Shares under option were to be earned by Mr. Reisch;

    (ii) TRANCHE 2. If the Corporation had recognized annualized savings of US$100 million as of December 31, 2000, an additional 100,000 Subordinate Voting Shares under option were to be earned by Mr. Reisch; and

   (iii) TRANCHE 3. If the Corporation has recognized annualized savings of US$150 million as of June 30, 2001, the remaining 50,000 Subordinate Voting Shares under option will be earned by Mr. Reisch.

    The objectives of the Corporation with respect to Tranche 1 and Tranche 2 have been attained by the Corporation as of December 31, 2000, and consequently the options related to said Tranches have been earned by Mr. Reisch and will vest and become exercisable at 25% a year beginning in February 2001. With respect to Tranche 3, the objective of the Corporation has not yet been attained; as indicated above in respect of Mr. Cavell, the Corporation has determined that, as at December 31, 2000, annualized savings of US$108 million had been recognized.

                                                                        15 of 33

    FREE CASH FLOW OPTION. Mr. Reisch was granted options to subscribe to 300,000 Subordinate Voting Shares at an exercise price of US$23.0625 per share as at October 29, 1999 if the Corporation's level of "Free Cash Flow" for the year ended December 31, 2000 and the year ending December 31, 2001 is equal to or higher than the financial targets established under the Corporation's restructuring plan. For purposes of this special grant to Mr. Reisch, Free Cash Flow was defined as EBITA (operating income adding back non-cash amortization expenses) less capital expenditures and cash costs to be incurred as a result of the restructuring of the manufacturing platform. These Free Cash Flow targets are for the combined North American operations of the Corporation and the former World Color. Once earned, 150,000 of those options will vest and become exercisable at 25% a year beginning in February 2001 and 150,000 of these options will vest and become exercisable at 25% a year beginning in February 2002. The Corporation has attained its Free Cash Flow target for the year ended December 31, 2000 and the first 150,000 options granted to Mr. Reisch have therefore been earned.

    CHRISTIAN M. PAUPE. Mr. Paupe, the Executive Vice President, Chief Administrative Officer and Chief Financial Officer of the Corporation, was granted an option to subscribe to 100,000 Subordinate Voting Shares at a price of $33.80, which option was to be earned if consolidated cash flow from operations after investment in non-cash working capital and capital expenditures was of at least US$473 million as of December 31, 2000. This objective was attained by the Corporation as of December 31, 2000, and consequently, 50,000 shares will become exercisable at 25% a year beginning on February 1st, 2001 and 50,000 shares will become exercisable at 25% a year beginning on February 1st, 2002.

(iii) CASH LONG-TERM INCENTIVE PLAN

    In December 2000, the Corporation introduced, to be effective as of January 1, 2001, a long-term incentive plan for the benefit of its key North American, European and Latin American senior executives designated as the Cash Long-Term Incentive Plan (the "CLTI PLAN").

    Payouts under the CLTI Plan are based on the Corporation's performance, which performance will be evaluated against predetermined objectives at the end of three-year incentive cycles. Therefore, should the Corporation achieve its predetermined objectives for any given three-year incentive cycle, the participant in the CLTI Plan will be awarded a cash payout equal to a predetermined percentage of his base salary.

    Every year, the Compensation Committee will determine which senior executives will be eligible to participate in the CLTI Plan. It will also determine the conditions of such participation for each eligible executive as well as the Corporation's objectives for the relevant three-year incentive cycle.

    The main objectives of the CLTI Plan are to promote the achievement of three-year financial targets and to retain and reward selected senior executives.

    For the first three-year incentive cycle starting January 1, 2001 and ending December 31, 2003, certain Named Executive Officers, namely Messrs. Charles G. Cavell, Marc L. Reisch, Christian M. Paupe and John A. Bertuccini, have been selected by the Compensation Committee to participate in the CLTI Plan. Accordingly, they will receive cash payouts on December 31, 2003 if the Corporation achieves its predetermined objectives for the year ending
December 31, 2003.

COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

    The level of aggregate compensation of Mr. Charles G. Cavell, the President and Chief Executive Officer of the Corporation, was determined in relation to the Corporation's results, Mr. Cavell's overall achievements and comparable positions with other Canadian industry leaders having international operations. For the year ended December 31, 2000, the base salary for Mr. Charles G. Cavell, for the performance of functions described above, was $1.1 million. Mr. Cavell was also awarded a bonus of $1,320,000 (representing 120% of his target annual incentive award) under the Corporation's short-term incentive plan for the 2000 financial year.

    Recognizing Mr. Cavell's exceptional contribution to the growth of the Corporation, the Board of Directors granted him, in 1998, an option to subscribe to 400,000 Subordinate Voting Shares of the Corporation, which option shall become exercisable 30 days after he has reached the age of 62, on condition that he has maintained his employee status up until the date of exercise. In 1999, the Board of Directors renewed Mr. Cavell's

                                                                        16 of 33
extraordinary equity award to underline his instrumental role in the merger with World Color and its integration with the Corporation's U.S. operations.
Mr. Cavell's decision-making and management skills have been a key factor in the Corporation's current position as the largest commercial printer in the world and its capacity to rapidly and successfully integrate strategic acquisitions. Accordingly, on October 29, 1999, in acknowledgement of Mr. Cavell's accomplishments, the Compensation Committee granted him an option to subscribe to 350,000 Subordinate Voting Shares of the Corporation at the then market price of $33.80 as above mentioned. In the event of death, retirement or disability of Mr. Cavell, any such option held by Mr. Cavell will lapse twelve months after the date of any such death, retirement or disability.

    In connection with Mr. Cavell's exercise of options to subscribe to 30,000 Subordinate Voting Shares of the Corporation on June 26, 2000, the Corporation granted to Mr. Cavell on said date a loan in the amount of $373,490. Such loan is interest-free and shall be repayable at the latest on June 26, 2010. The repayment of the loan is secured by a pledge of 10,000 Subordinate Voting Shares of the Corporation held by Mr. Cavell. Notwithstanding the maturity date of the loan, (i) while any balance of the loan is outstanding, the Corporation shall retain all dividends paid on the 10,000 pledged Subordinate Voting Shares and shall apply same to the partial repayment of the loan, and (ii) if any of the 30,000 Subordinate Voting Shares acquired as a result of the exercise of the options are sold by Mr. Cavell while any balance of the loan is outstanding, Mr. Cavell shall repay to the Corporation the portion of the balance of the loan then outstanding which corresponds to the proportion which the number of the Subordinate Voting Shares so sold is to the total number of Subordinate Voting Shares acquired upon exercise of the options.

CONCLUSION

    By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate, business unit and individual performance, as well as stock performance and long-term improvement. The Compensation Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

    Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

    FOR THE COMMITTEE:
    Raymond Lemay (Chairman)
    Jean Neveu
    Erik Peladeau
    Pierre Karl Peladeau
    Alain Rheaume

PERFORMANCE GRAPH

    The performance graph presented below illustrates the cumulative total return of a $100 investment in the Corporation's Subordinate Voting Shares, compared with the cumulative total return of The Toronto Stock Exchange TSE 300 Composite Index, the Standard & Poor's 500 Index and the Standard & Poor's / TSE 60 Composite Index in Canadian dollars.

    The year-end values of each investment are based on share appreciation plus dividends paid in cash, the dividends having been reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

                                                                        17 of 33

                        CUMULATIVE TOTAL RETURNS IN $CDN
                  VALUE OF $100 INVESTED ON DECEMBER 31, 1995

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                12/31/95  12/31/96  12/31/97  12/31/98  12/31/99  12/31/00
Quebecor World       100       106       110       150       147       174
TSE 300 Index        100       128       148       145       191       205
S&P/TSE 60           100       132       158       160       215       232
S&P 500 ($CDN)       100       124       172       238       270       255

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

    The Board of Directors considers good corporate governance practices an important factor in the overall success of the Corporation. Under the rules of The Toronto Stock Exchange, the Corporation is required to disclose information relating to its system of corporate governance with reference to guidelines set out in the TSE Company Manual (the "TSE Guidelines"). The Corporation's disclosure addressing each of the TSE Guidelines is set out in Schedule A.

LIABILITY INSURANCE

    The Corporation purchases and maintains in force liability insurance for the directors and officers of the Corporation and of its subsidiaries. This insurance provides a coverage limit of US$50,000,000 per event and policy year. For the fiscal year ended December 31, 2000, the Corporation paid US$262,000 in liability insurance premiums. A deductible of US$500,000 applies when the Corporation is authorized or obliged to indemnify the persons insured.

TRANSACTIONS WITH INTERESTED PARTIES

    During the fiscal year ended on December 31, 2000, the Corporation and its subsidiaries have done business, at market rates, with Quebecor and other organizations within the Quebecor group. The Corporation and its major subsidiaries intend to continue to engage in similar transactions on terms which are generally no less favourable to the Corporation than would be available to it from unaffiliated third parties.

    The Corporation considers the amounts paid with respect to the various transactions discussed above to be reasonable and competitive.

                                                                        18 of 33

NORMAL COURSE ISSUER BID

    On April 4, 2000, the Board of Directors authorized the Corporation to purchase on the open market, through the facilities of The Toronto Stock Exchange and the New York Stock Exchange, during the period from April 6, 2000 to April 5, 2001, a maximum of 8,000,000 Subordinate Voting Shares at market price. As of January 31, 2001, a total of 2,959,231 Subordinate Voting Shares have been purchased by the Corporation under the normal course issuer bid, such shares having been purchased at an average market price of $35.70.

ADOPTION OF QUEBECOR WORLD USA EMPLOYEE STOCK PURCHASE PLAN

    On October 26, 2000, the Board of Directors adopted a resolution pursuant to which the Quebecor World USA Employee Stock Purchase Plan (the "Plan") was adopted by the Corporation. The Plan was also adopted by Quebecor Printing (USA) Holdings Inc. ("Quebecor Holdings"), a subsidiary of the Corporation, as of November 9, 2000 and is to be effective on January 1, 2001, subject to the approval of the Corporation's shareholders.

    The purpose of the Plan is to assist eligible employees of Quebecor Holdings and its participating subsidiaries (the "Employers") to acquire stock ownership interests in the Corporation. The number of shares that may be issued and sold under the Plan is limited to 2,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The following is a brief description of the Plan.

    Eligible employees may participate in the Plan by authorizing a deduction from their pay for each pay period during an Offering Period. For the purpose of the Plan, an "Offering Period" is a semi-annual period beginning on January 1 and July 1 and ending on June 30 and December 31, respectively, of each calendar year. Payroll deductions by a participant shall be at a rate of not less than 1% and not more than 4% of his compensation for each pay period, subject to certain limitations. No interest is paid or credited on such funds.

    Each participant's payroll deductions will be credited to a stock purchase account established for such participant under the Plan. At the close of an Offering Period, the Plan will purchase, at the Offering Price, the maximum number of whole Subordinate Voting Shares of the Corporation that can be purchased with the total of all stock purchase account balances under the Plan.

    The "Offering Price" of a Subordinate Voting Share purchased under the Plan will be the lesser of (i) the fair market value of a Subordinate Voting Share as of the first day of the Offering Period or (ii) the fair market value of a Subordinate Voting Share as of the last day of the Offering Period. For this purpose, the fair market value of a Subordinate Voting Share as of any date will generally be the average of the regular closing prices for sales of Subordinate Voting Shares on the trading date prior to such date, as reported by the stock exchanges on which such shares are listed.

    All Subordinate Voting Shares purchased under the Plan will be allocated to brokerage accounts established on behalf of all participants under the Plan. As soon as practicable following the last day of each Offering Period, each participants' brokerage account will be credited, in book-entry form, with the number of shares purchased on the participant's behalf, which number will be in proportion to the ratio that the participant's stock purchase account balance bears to the total of all participants' stock purchase account balances at the close of an Offering Period. Each participant may request that shares credited to his brokerage account be (i) distributed to him in kind (with cash for fractional shares) or (ii) sold and the cash sales proceeds be distributed to him.

    If the total of all stock purchase account balances on the last day of an Offering Period would cause an issuance of shares in excess of 2,000,000 shares, the number of shares that would be otherwise purchased on behalf of each participant will be proportionately reduced to reduce the excess and the Plan will automatically terminate after such date.

    Each Employer will participate directly in the Plan. Indeed, each Employer will contribute on the last day of an Offering Period an amount equal to 17.5% of the total amount of the payroll deduction contributed by each of its eligible employees under the Plan during that Offering Period. Such contribution will be credited to the eligible employee's stock purchase account and will be applied toward the purchase of Subordinate Voting Shares for such eligible employee.

    Unless a participant voluntarily withdraws from the Plan, participation in the Plan will terminate as of the date a participant ceases to be an eligible employee for any reason other than disability (as defined under a

                                                                        19 of 33
certain provision of the U.S. Internal Revenue Code). If a participant ceases to be an eligible employee on or before the last day of an Offering Period,
(i) such participant's payroll deductions will terminate, (ii) the Employer contribution will not be made, (iii) no shares will be purchased for such participant at the end of the Offering Period and (iv) the balance of such participant's stock purchase account will be paid to him.

    From the moment shares are credited to a participant's brokerage account, he will become a shareholder of the Corporation entitled to all rights of a holder of Subordinate Voting Shares, including the right to vote on any matter that properly comes before the shareholders of the Corporation.

    Unless terminated earlier, the Plan will automatically terminate on the 10th anniversary of the date on which the Corporation's shareholders approve the Plan.

    Therefore, at the Meeting, the Shareholders will be asked to consider and, if deemed advisable, adopt the following resolution:

    "RESOLVED"

    THAT the Quebecor World USA Employee Stock Purchase Plan (the "Plan") of Quebecor Printing (USA) Holdings Inc., a subsidiary of the Corporation, which was adopted by the Board of Directors of the Corporation on October 26, 2000, pursuant to which eligible employees of Quebecor Printing
    (USA) Holdings Inc. and its subsidiaries may purchase Subordinate Voting Shares on the terms specified therein, without par value, of the Corporation, be and it is hereby approved;

    THAT the Plan be, and it is hereby, effective as of January 1, 2001; and

    THAT the Corporation be, and it is hereby, authorized, from time to time, to issue Subordinate Voting Shares under the Plan, up to a maximum of 2,000,000 Subordinate Voting Shares."

    The Board of Directors recommends that shareholders vote for the approval of said resolution. Unless instructions are given to vote against the adoption of the Plan, the persons whose names appear on the enclosed proxy form will vote in favour of the aforementioned resolutions.

APPOINTMENT AND REMUNERATION OF AUDITORS

    At the Meeting, the shareholders will be called upon to appoint Auditors to hold office until the next Annual Meeting of Shareholders and to authorize the directors to establish the remuneration of the auditors so appointed.

    Except where authority to vote on the election of auditors is withheld, the persons named in the accompanying form of proxy will vote for the appointment of the firm KPMG LLP as auditors of the Corporation, compensation for their services to be determined by the Board of Directors. KPMG LLP has been acting as auditors of the Corporation since 1990.

OTHER BUSINESS

    The Management of the Corporation knows of no other matter to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgement pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

AVAILABILITY OF DISCLOSURE DOCUMENTS

    The Corporation is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and is therefore required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of said documents may be obtained free of charge on request from the Office of the Secretary of the Corporation or through the Internet at the following addresses: HTTP://WWW.SEDAR.COM and HTTP://WWW.SEC.GOV/EDGARHP.HTM.

DIRECTORS' APPROVAL

    The Board of Directors of the Corporation has approved the contents of this Circular and the sending hereof to the holders of Multiple Voting Shares and Subordinate Voting Shares.

                                      /s/ Marie D. Hlavaty

                                      Marie D. Hlavaty
                                      Vice President, General Counsel and
                                      Secretary

                                                                        20 of 33

                                   SCHEDULE A
                              QUEBECOR WORLD INC.
                  STATEMENT OF CORPORATE GORVERNANCE PRACTICES

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  --------------------------------------------------------------
1.         Board should explicitly assume         The mandate of the Board of Directors of the Corporation is to responsibility for stewardship of the  assume the stewardship of its overall administration and to
           Corporation, and specifically for:     oversee the management of the Corporation's operations.

      (a)  adoption of a strategic planning       Every year the Corporation's senior management reviews and
           process                                updates the Corporation's strategic plan and submits the
                                                  details of same to the Board of Directors. The strategic plan reviews the market position of the Corporation's potential business strategy to expand the geographic and the general market position of the Corporation, including external growth opportunities as well as the potential for further internal growth. The general objectives to be achieved by the President and Chief Executive Officer of the Corporation are established by the Board of Directors in accordance with such strategic plan. As referenced in the Corporation's 2000 Annual Report accompanying this Circular, the strategic planning process has been thoroughly carried out in 2000, and the members of the
                                                  Board of Directors are satisfied with the Corporation's
                                                  progress and results.

                                                  The Board of Directors must ensure that the Corporation's
      (b)  Identification of principal risks,     senior management identifies the principal risks of the
           and implementing risk management       Corporation's business activities and properly manages such
           systems                                risks. For example, the Corporation has established a
                                                  department to oversee environment-related issues. This
                                                  department submits to the Board of Directors a quarterly,
                                                  detailed environmental report prepared by its Environmental
                                                  Committee. Although this Committee is not a committee of the
                                                  Board of Directors, its purpose is to ensure the Corporation's company-wide compliance with all environmental laws and
                                                  requirements. Board members are thus given the opportunity to assess the Corporation's proactive efforts in dealing with environmental issues. The Corporation has also adopted a Code of Business Conduct, under the responsibility of the President and Chief Executive Officer, the Vice President, Human
                                                  Resources, and the Vice President, General Counsel and
                                                  Secretary. Every new employee of the Corporation must become familiar with the Code of Business Conduct and agree to abide by its provisions.

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

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  --------------------------------------------------------------
                                                  The Corporation implemented during the year 2000 a Financial
                                                  Risk Management Policy. The policy establishes the framework to manage risk within the Quebecor World group of companies, including refinancing risk, currency risk, the exposure to changes in the level of interest rates and the risk relating to the price of commodities such as paper, ink and natural gas. The policy also defines parameters that help management of the Corporation minimize the effects of adverse
                                                  fluctuations in foreign exchange rates, interest rates and commodity prices on the results of operations, the financial condition and shareholders equity of the Corporation and
                                                  consequently the potential impact on its access to credit and capital markets. The Board of Directors, through its Executive
                                                  Committee, has delegated to the Chief Financial Officer and the Treasurer of the Corporation the authority to manage and contain risk under the framework and the guidelines
                                                  established in the policy. The exposure of the Corporation is reviewed at least quarterly by the Chief Financial Officer, who will inform the Executive Committee or the Board of
                                                  Directors, as to the specific nature of some of the hedging strategies being implemented by management and their potential impact on results of operations or financial condition of the
                                                  Corporation.

      (c)  Succession planning, including         In an effort to ensure that the Corporation has the needed
           appointing and monitoring senior       executive talent to lead and implement its global business
           management                             plans, a thorough succession planning review was conducted in
                                                  2000. The focus was on reviewing the strengths and development opportunities of the Corporation's key executives while also identifying potential successors for each key senior
                                                  management position.

                                                  Consistent with past practice, the Corporation's senior
                                                  management appointment process continues to be overseen by the
                                                  Compensation Committee in collaboration with the Executive
                                                  Committee.

      (d)  Communications policy                  The Corporation believes it is senior management's
                                                  responsibility to issue statements on behalf of the
                                                  Corporation, in matters relating to communications with
                                                  investors. In order to provide information to its shareholders and the financial community at large, the Corporation has set up a team responsible for investor relations and corporate communications under the direction of the Chief Financial
                                                  Officer. In addition, in 2000, the Corporation has nominated a
                                                  Director of Investors Relations who manages all communications and relations with the Corporation's shareholders and
                                                  investors.

                                                  The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their distribution to the Corporation's shareholders.

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

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  --------------------------------------------------------------
                                                  The Corporation follows the financial disclosure principles set out by the United States Securities Exchange Commission's
                                                  Regulation Fair Disclosure ("Reg FD"). In keeping with Reg FD, management is responsible for ensuring that all material
                                                  financial information that is communicated publicly is made available to the investment community as a whole on a
                                                  simultaneous basis. Management hosts quarterly conference
                                                  calls to discuss earnings announcements, current market
                                                  conditions and forward-looking expectations. Such conference calls are open to the general public, by telephone dial-in or through a simultaneous Internet webcast, and are advertised in advance by way of a press release and a notice on the
                                                  Corporation's web site home page. The Corporation files
                                                  information that is being publicly disseminated simultaneously with various securities commissions and exchanges, and also posts such information on its web site (for example, the
                                                  quarterly Supplemental Disclosure package as well as
                                                  management investor presentations). The Board of Directors reviews with senior management the communication philosophy and the Chief Financial Officer administers on-going
                                                  communication of financial information under these principles.

      (e)  Integrity of internal control and      The Audit Committee, which is composed only of directors who
           management information systems         are unrelated to the Corporation, is responsible for assisting the Board of Directors in the fulfillment of its duties with respect to financial accounting and reporting practices as well as the adequacy and integrity of internal controls and of the management information systems. In that respect, the Audit
                                                  Committee reviews quarterly and annual financial statements before they are released as well as observation reports from the internal and external auditors or internal controls and related systems of the Corporation.

                                                  The articles of the Corporation provide for a maximum of 15
2.         Majority of Directors should be        Directors. The Board of Directors is actually composed of 12
           "unrelated" (independent of            Directors, seven of whom are unrelated directors. At the
           management and free from conflicting   Meeting, the nomination of Mr. James Doughan as Director will
           interest) to the Corporation and the   be submitted to the Shareholders in replacement of
           Corporation's significant              Mr. Marcello A. De Giorgis who will not seek reelection.
           shareholder, if any                    Mr. Doughan, Consultant, if nominated will be considered an unrelated Director of the Corporation. In determining
                                                  unrelated directors, the Board of Directors has retained those who are not officers of the Corporation or of any of its
                                                  subsidiaries, who are free from any relationship with
                                                  Quebecor, the Corporation's parent company, and who are free of any business relationship which could materially interfere with their ability to act with a view to the best interest of the Corporation. The Corporation is of the opinion that the composition of its Board of Directors fairly reflects the
                                                  voting rights of the minority shareholders of the Corporation.

3.         Disclose for each Director whether he  Charles G. Cavell         Related     President and Chief
           is related, and how that conclusion                                          Executive of the
           was reached                                                                  Corporation

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

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  --------------------------------------------------------------
                                                  The Right Honourable      Related     Chairman of the Board,
                                                  Brian Mulroney, P.C.,                 Sun Media Corporation
                                                  C.C., LL.D.                           and Senior Partner with
                                                                                        Ogilvy Renault, legal
                                                                                        counsel to the
                                                                                        Corporation and Quebecor

                                                  Jean Neveu                Related     Chairman of the Board of
                                                                                        the Corporation and of
                                                                                        Quebecor

                                                  Erik Peladeau             Related     Vice Chairman of the
                                                                                        Board of Quebecor

                                                  Pierre Karl Peladeau      Related     Vice Chairman of the
                                                                                        Board of the
                                                                                        Corporation, President
                                                                                        and Chief Executive
                                                                                        Officer of Quebecor,
                                                                                        President and Chief
                                                                                        Executive Officer of
                                                                                        Quebecor Media Inc., and
                                                                                        Chairman of the Board of
                                                                                        Nurun Inc.

                                                  Reginald K. Brack         Unrelated

                                                  Robert Coallier           Unrelated

                                                  Marcello A. De Giorgis    Unrelated

                                                  Raymond Lemay             Unrelated

                                                  Eileen A. Mercier         Unrelated

                                                  Robert Normand            Unrelated

                                                  Alain Rheaume             Unrelated

4. (a)     Appoint a Committee of Directors       The Corporation has not established a Committee with the
           responsible for proposing to the full  responsibility of recruiting new nominees to the Board.
           Board new nominees to the Board and    However, the Chairman of the Board solicits, as need be, the for assessing Directors on an ongoing  advice of other members of the Board on new nominees to the
           basis                                  Board and assesses same with the input of certain other
                                                  members of the Board. While there is no formal process for assessing Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the Chairman of the Board and if need be, steps are taken to remedy such situations.

      (b)  Composed exclusively of outside        See 4(a) above
           (non-management) Directors, the
           majority of whom are unrelated

5.         Implement a process for assessing the  The Corporation has not felt, up to the present time, that it
           effectiveness of the Board, its        was necessary to define position descriptions for the Board or
           Committees and individual Directors    its Committees, nor to implement a formal performance review process of its individual Directors.

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

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  --------------------------------------------------------------
6.         Provide orientation and education      The Corporation does not have any formal orientation and
           programs for new Directors             education program for new Directors. For general information purposes, the Corporation has prepared a guide containing
                                                  various information regarding the Corporation. This guide is updated every year and distributed to all Board members. The
                                                  Chief Financial Officer also provides to new Directors
                                                  historical and prospective information relating to the market position, operations and financial condition of the
                                                  Corporation.

                                                  The meetings in which new Directors participate (including annual strategic planning sessions) as well as discussions with other Directors and with management permit new Directors to familiarize themselves rapidly with the operations of the
                                                  Corporation.

                                                  In addition, in order to make the members of the Board more familiar with the Corporation's business activities and
                                                  principal operations managers, the Board has held meetings over the past years at its printing facilities located in
                                                  various Canadian and U.S. cities (Edmonton, Toronto, Ottawa,
                                                  Clarksville and Dallas). Finally, presentations are regularly made before the Board regarding certain company activities.

7.         Consider reducing size of Board, with  The Corporation considers that the size of its Board of
           a view to improving effectiveness      Directors allows it to operate in an efficient manner.

8.         Board should review the adequacy and   In 2000, the Corporation has implemented a Directors Deferred form of the compensation of Directors  Stock Unit Plan under which at least 50% of each Director's
           in light of risks and                  base compensation is paid to said directors by way of deferred
           responsibilities                       stock units. Such units are redeemed by the Corporation when the Director ceases to act as Director of the Corporation. The value of each unit, on the date of grant and on the date of redemption, is tied to the value of the Corporation's
                                                  Subordinate Voting Shares on The Toronto Stock Exchange. By
                                                  implementing this plan, the Corporation believes that the
                                                  Director's compensation package will be adequately influenced by the Corporation's general performance.

9.         Committees of the Board should         The By-laws of the Corporation provide that the Board of
           generally be composed of outside       Directors may delegate to any of its Board committees, any
           (non-management) Directors, a          power that the Board may exercise, save those powers any Board
           majority of whom are unrelated         committee is prohibited from exercising by law. The Board has
           Directors                              established the following committees:

                                                  The EXECUTIVE COMMITTEE, is composed of four outside
                                                  Directors, two of whom are related (Erik Peladeau and Pierre
                                                  Karl Peladeau) and two of whom are unrelated (Raymond Lemay and Alain Rheaume), and of two members of management (Charles
                                                  G. Cavell and Jean Neveu). The Chairman of this Committee is
                                                  Jean Neveu. The Executive Committee exercises all the powers of the Board of Directors in respect of the management and direction of the business and affairs of the Corporation,
                                                  subject to certain restrictions under applicable laws. The
                                                  Executive Committee met 15 times during the past fiscal year.

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

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  --------------------------------------------------------------
                                                  The AUDIT COMMITTEE is Composed of three Directors, Robert
                                                  Coallier (Chairman), Reginald K. Brack and Robert Normand, all
                                                  of them being outside and unrelated Directors. It reviews the
                                                  Corporation's annual and quarterly financial statements,
                                                  monitors the audit services rendered by the Corporation's
                                                  independent auditors and reviews their recommendations and
                                                  Management's efforts to follow-up on same, and ensures that the Corporation has established adequate financial and
                                                  accounting control mechanisms. The Audit Committee is
                                                  responsible for ensuring the integrity of the Corporation's internal audit process and of the Corporation's information management systems. One of the objectives of this committee is to assist the Corporation's Directors in duly executing their duties and responsibilities, notably those relating to their financial accountability. The Audit Committee is also
                                                  responsible for the reinforcement of the role of unrelated directors, by fostering discussions between the Directors, the members of the Audit Committee, management and the
                                                  Corporation's external and internal auditors, ensuring the discussion and the resolution of questions, if any, pertaining to the presentation of financial information. The Audit
                                                  Committee held 5 meetings during the past fiscal year.

                                                  The COMPENSATION COMMITTEE is composed of four outside
                                                  Directors, two of whom are related (Erik Peladeau and Pierre
                                                  Karl Peladeau) and two of whom are unrelated (Raymond Lemay and Alain Rheaume), and of one member of management (Jean
                                                  Neveu). The Chairman of the Compensation Committee is Raymond
                                                  Lemay. The Compensation Committee is responsible for the
                                                  establishment of the general compensation policies pertaining to salaries, bonuses and any other form of compensation for all of the employees of the Corporation. It establishes the compensation of the senior executives of the Corporation and administers the Executive Stock Option Plan, the Employee
                                                  Stock Purchase Plan and the Cash Long-Term Incentive Plan. In
                                                  addition, it approves the payment of bonuses to officers who have met or exceeded the requirements of the Corporation's budgetary forecasts. This Committee also oversees the
                                                  Corporation's succession planning in collaboration with the
                                                  Executive Committee. The Board of Directors appoints the
                                                  Corporation's senior officers upon the recommendation of the
                                                  President and Chief Executive Officer. This Committee
                                                  periodically reports on its activities to the Corporation's
                                                  Board of Directors. The Compensation Committee met 5 times during the last fiscal year.

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

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  --------------------------------------------------------------
                                                  Finally, in 2000, the PENSION COMMITTEE was composed of three
                                                  Directors, Raymond Lemay (Chairman), Marcello A. De Giorgis
                                                  and Eileen A. Mercier, all of them being outside and unrelated
                                                  Directors. This Committee reviews the policies proposed by the
                                                  Corporation's Pension Funds Managers and the performance of such funds. The Pension Committee also receives and examines the annual reports tabled by the Corporation's various pension committees (Canadian, U.S. and others), participates in the selection of suitable fund managers and reviews the
                                                  recommendations of said committees. The Pension Committee then submits the appropriate recommendations to the Executive
                                                  Committee or to the Board of Directors. The Pension Committee
                                                  met 4 times during the past fiscal year.

10.        Board should expressly assume          The general responsibility for corporate governance has not
           responsibility for, or assign to a     been assigned to a committee of directors, the Corporation
           committee the general responsibility   being presently of the opinion that such a responsibility
           for, approach to corporate governance  should remain with the Board of Directors as a whole.
           issues

11. (a)    Define limits to management's
           responsibilities by developing
           mandates for:

           (i) the Board                          The Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any
                                                  responsibility which is not delegated to either management or a Board Committee remains with the Board. In general, all
                                                  matters of policy and all actions proposed to be taken which are not in the ordinary course of business, require the prior approval of the Board or of a Board Committee to which
                                                  approval authority has been delegated.

           (ii) the CEO                           See 1(a) above

      (b)  Board should approve CEO's corporate   See 1(a) above
           objectives

                                                  Given the various approval levels involved in order to
12.        Establish procedures to enable the     authorize any major commitment, the Corporation has
           Board to function independently of     established appropriate structures and methods ensuring that
           management                             the Board of Directors can function independently of
                                                  management. On February 24, 2000, the Executive Committee
                                                  adopted a Schedule of Authority with the objectives of
                                                  establishing lines of authority within the Corporation and its subsidiaries worldwide and to encourage coordination and
                                                  cooperation with respect to various matters, including capital expenditures, client incentives, long-term special changes, disposal of assets, and acquisitions and divestitures of
                                                  businesses. For example, under the Schedule of Authority,
                                                  capital expenditures above US$5,000,000 but under
                                                  US$10,000,000 must be approved by the Executive Committee, while capital expenditures of more than US$10,000,000 require the approval of the Board of Directors.

                                                                        28 of 33

CORPORATE GOVERNANCE GUIDELINES                   COMMENTS
------------------------------------------------  --------------------------------------------------------------
                                                  In addition to the parameters set forth by the Schedule of
                                                  Authority, certain decisions require prior approval by the
                                                  Board of Directors. Such decisions include strategic
                                                  alliances, acquisition projects, changes to the activities of the Corporation and any other material decision which, in
                                                  management's opinion, requires the Board's approval.

                                                  In addition, during its meetings, the Board of Directors of the Corporation is free to ask one or more members of
                                                  management to withdraw during certain discussions and the
                                                  Directors of the Corporation would not hesitate to meet
                                                  without the presence of the members of management who are also
                                                  Directors if the circumstances were to so require.

13. (a)    Establish an Audit Committee with a    See 9 above
           specifically defined mandate

      (b)  all members should be non-management   See 9 above
           Directors

14.        Implement a system to enable           Up to the present time, the members of the Board of Directors
           individual Directors to engage         have not, on an individual basis, requested the assistance of
           outside advisors, at the               an outside advisor. However, each Director could, if required,
           Corporation's expense                  retain outside advisors at the Corporation's expense.

                                                                        29 of 33

                             [QUEBECOR WORLD LOGO]

                                                                        30 of 33

                           [QUEBECOR WORLD INC. LOGO]

PROCURATION SOLLICITEE PAR LA DIRECTION DE QUEBECOR WORLD INC.
EN VUE DE L'ASSEMBLEE ANNUELLE ET EXTRAORDINAIRE DES ACTIONNAIRES

Le soussigne, actionnaire de QUEBECOR WORLD INC., nomme par la presente M. Jean Neveu ou a son defaut, M. Pierre Karl Peladeau ou, a son defaut, M. Charles G. Cavell, ou *____________________________________________________ en qualite de fonde de pouvoir du soussigne pour assister, agir et voter au nom et pour le compte du soussigne A L'ASSEMBLEE ANNUELLE ET EXTRAORDINAIRE DES ACTIONNAIRES DE QUEBECOR WORLD INC., QUI SE TIENDRA A L'HOTEL WINDSOR, 1170 RUE PEEL, MONTREAL, QUEBEC, CANADA, LE MERCREDI, 4 AVRIL 2001 A 10H00 (HEURE DE MONTREAL) ET A TOUTE REPRISE DE SEANCE EN CAS D'AJOURNEMENT. LES DROITS DE VOTE RATTACHES AUX ACTIONS REPRESENTEES PAR LA PRESENTE PROCURATION SERONT EXERCES CONFORMEMENT AUX DIRECTIVES DONNEES CI-DESSOUS. TOUTEFOIS, SI AUCUNE DIRECTIVE N'EST DONNEE, LES DROITS DE VOTE RATTACHES A LA PRESENTE PROCURATION SERONT EXERCES POUR L'ADOPTION DES PROPOSITIONS ENONCEES A LA PRESENTE.

                               (veuillez cocher)

(1) Election des administrateurs :

                        POUR / /                        ABSTENTION / /

(2) Approbation de la resolution visant l'adoption du regime d'achat d'actions des employes americains de Quebecor World :

                        POUR / /                        CONTRE     / /

(3) Nomination de KPMG s.r.l. a titre de verificateurs et autorisation des administrateurs a fixer leur remuneration :

                        POUR / /                        ABSTENTION / /

* UN ACTIONNAIRE A LE DROIT DE NOMMER COMME FONDE DE POUVOIR, UNE PERSONNE (QUI N'EST PAS TENUE D'ETRE ACTIONNAIRE) AUTRE QUE CELLES DONT LES NOMS SONT IMPRIMES CI-CONTRE, EN BIFFANT LESDITS NOMS INSCRITS ET EN INSERANT LE NOM DU REPRESENTANT DE SON CHOIX DANS L'ESPACE PREVU A CETTE FIN.

PROXY SOLICITED BY MANAGEMENT OF QUEBECOR WORLD INC.
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The undersigned, shareholder of QUEBECOR WORLD INC., hereby appoints Jean Neveu or failing him, Pierre Karl Peladeau, or failing him, Charles G. Cavell, or *____________________________________________________ as the proxyholder of the undersigned to attend, act and vote for and on behalf of the undersigned AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF QUEBECOR WORLD INC., TO BE HELD AT THE HOTEL WINDSOR, 1170 PEEL STREET, MONTREAL, QUEBEC, CANADA, ON WEDNESDAY APRIL 4, 2001 AT 10:00 A.M. (MONTREAL TIME) AND AT ANY AND ALL ADJOURNMENTS THEREOF. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED PURSUANT TO THE INSTRUCTIONS GIVEN BELOW. HOWEVER, IF NO INSTRUCTIONS ARE GIVEN, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS SET OUT HEREIN.

                                 (please check)

(1) Election of Directors :

                        FOR / /                        ABSTENTION / /

(2) Approval of the resolution to adopt the Quebecor World USA Employee Stock Purchase Plan;

                        FOR / /                        AGAINST    / /

(3) Appointment of KPMG, LLP as auditors and authorization of the Directors to fix their remuneration;

                        FOR / /                        ABSTENTION / /

* A SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO IS NOT REQUIRED TO BE A SHAREHOLDER) OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED OPPOSITE, BY STRIKING OUT SAID PRINTED NAMES AND INSERTING THE NAME OF HIS CHOSEN PROXYHOLDER IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE.

                                                                        31 of 33

L'ACTIONNAIRE OU SON MANDATAIRE AUTORISE PAR ECRIT DOIT SIGNER LA PRESENTE PROCURATION OU, SI L'ACTIONNAIRE EST UNE PERSONNE MORALE, LA PROCURATION DOIT PORTER SON SCEAU, APPOSE PAR UN DIRIGEANT OU UN MANDATAIRE DE CELLE-CI DUMENT AUTORISE. N'OUBLIEZ PAS DE DATER ET SIGNER LA PRESENTE PROCURATION. SI AUCUNE DATE N'EST INDIQUEE, LA PROCURATION SERA REPUTEE PORTER LA DATE DE SON ENVOI A L'ACTIONNAIRE.

LA PRESENTE CONFERE UN POUVOIR DISCRETIONNAIRE A L'EGARD DE TOUTE MODIFICATION OU VARIATION AUX QUESTIONS PRECISEES DANS L'AVIS DE CONVOCATION OU AUX AUTRES QUESTIONS POUVANT ETRE DUMENT SOUMISES A L'ASSEMBLEE. LA DIRECTION N'EST AU COURANT D'AUCUNE MODIFICATION, VARIATION OU AUTRE QUESTION DE LA SORTE POUVANT ETRE SOUMISE A L'ASSEMBLEE

DATEE ce ........... jour de                 --------------------------------------------
  ........................... 2001.                   Signature de l'actionnaire

VEUILLEZ VOUS REPORTER A LA CIRCULAIRE DE SOLLICITATION
DE PROCURATIONS DE LA DIRECTION CI-JOINTE

THIS PROXY MUST BE EXECUTED BY THE SHAREHOLDER OR HIS/HER ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION, UNDER ITS CORPORATE SEAL, BY A DULY AUTHORIZED OFFICER OR ATTORNEY THEREOF. DO NOT FORGET TO DATE AND SIGN THIS PROXY. IF THE PROXY IS NOT DATED, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT IS MAILED TO THE SHAREHOLDER.

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO ANY AMENDMENTS OR VARIATION TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. MANAGEMENT IS NOT AWARE OF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO BE PRESENTED AT THE MEETING.

DATED this ........... day of                --------------------------------------------
  ........................... 2001.                    Signature of shareholder

REFERENCE IS MADE TO THE ENCLOSED MANAGEMENT PROXY CIRCULAR

                                                                        32 of 33

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
(Signed) Raynald Lecavalier

------------------------------------------------------------

By:  Raynald Lecavalier
     Director, Legal Services and Assistant Secretary

Date: March 1, 2001

                                                                33 of 33